Hollysys Automation Technologies to Provide Ground-Based High-speed
Rail Signaling System to Wuhan-Xianning Line

Beijing, China – September 7, 2011 – Hollysys Automation Technologies Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”), a leading provider of automation and control technologies and applications in China, announced today that it won a contract to supply its proprietary ground-based high-speed rail signaling system to Wuhan- Xianning high-speed rail line with a designed traveling speed of 200-250 km/h, valued at  approximately US$ 3.3 million or RMB 20.9 million.

Pursuant to the terms of this contract, Hollysys will supply its ground-based high-speed rail signaling system, including Train Control Centers (TCC), Line Side Electronic Units (LEU), and auxiliary products to Wuhan-Xianning Line. The total length of the line is approximately 90 km, and is scheduled to be in commercial operation in 2012.

Wuhan- Xianning high-speed rail line runs through southern part of Hubei Province, which connects Wuhan City, one of the main transportation hubs in China, and Xianning City, a famous ecological city in south of Hubei Province. Upon its operation, it only takes about 20 minutes for passengers to travel between the two cities.

Dr. Changli Wang, CEO and Chairman of Hollysys, commented: “We are pleased of winning this contract to supply our proprietary ground-based high-speed rail signaling system to Wuhan- Xianning high-speed rail line, which is a strong validation of strategic importance for Hollysys proprietary technology and products in this kind of market conditions. As one of the only two approved signaling system providers to China’s 300-350km/h segment and one of the only three approved providers to China’s 200-250km/h segment, Hollysys will continue to play a leading role in China’s high-speed rail build-out. What we value the most through our involvement with China’s high-speed rail is the proprietary capabilities we successfully obtained in the domain of rail signaling, which we believe will prelude Hollysys to international rail signaling market.”

About Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI)
Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,500 employees with nationwide presence in over 40 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai, India, and serves over 2000 customers in the industrial, railway, subway & nuclear industries in China, south-east Asia, and the middle east. Its proprietary technologies are applied in its industrial automation solution suite including Distributed Control System (DCS), Programmable Logic Controller (PLC), RMIS, HAMS, OTS, and other products, high-speed railway signaling system of Train Control Center(TCC) and Automatic Train Protection (ATP), and other products, subway supervisory and control platform (SCADA), and non-safety automation and control system for nuclear power stations.

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Safe Harbor
This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a dutyto update these forward-looking statements.

For further information, please contact:
Hollysys Automation Technologies, Ltd.
www.hollysys.com
+8610-58981386
+1-646-593-8125
investors@hollysys.com